May 3, 2023

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549-4561

Attn:	Melissa Walsh
Stephen Krikorian

Re:	Marathon Digital Holdings, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2022
File No. 001-36555

Dear Ms. Walsh and Mr. Krikorian:

This letter constitutes the response (“Response”) of Marathon Digital Holdings, Inc. (the “Company”) to your comment letter dated April 6, 2023 (the “Letter”) to Hugh Gallagher, Chief Financial Officer of the Company, relating to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022 (the “2022 10-K”). Unless otherwise indicated, capitalized terms used herein have the meanings ascribed to them in the 2022 10-K. For ease of reference, we have copied each comment verbatim from your Letter and have placed our response immediately below each comment.

Form 10-K for the year ended December 31, 2022

Business

Corporate Overview

History and Pivot to Bitcoin Mining, page 5

1.	Clarify the types of businesses that are “ancillary” to your bitcoin mining business that you may expand into in the future.

Response: In order to address comments which request revision of information in the 2022 10-K, we propose to file an Amendment No. 1to Form 10-K for the year ended December 31, 2022 (the “10-K/A”), which will be filed subsequent to our submission of this comment response letter. The 10-K/A will contain, verbatim, all proposed disclosures set forth in this comment response letter, subject to any further comments we may receive from the Staff. Where we indicate in this letter that language will be added in the 10-K/A, the language will also be included prospectively in all future periodic filings and other disclosure filed with the SEC, where relevant. In response to this comment, we will revise to include the following language in the 10-K/A:

Ancillary businesses are those that relate to the Bitcoin ecosystem but may be above and beyond those directly related to the self-mining of bitcoin. The ancillary businesses most closely related to mining of bitcoin may include, but will not be limited to, management of bitcoin mining facilities for third party owners and advisory and consulting services to third parties seeking to set up and operate bitcoin mining facilities and joint ventures for bitcoin mining projects in domestic and international jurisdictions such as our project in Abu Dhabi, United Arab Emirates. We will also seek to be involved in bitcoin related projects including but not limited to development of technologies in immersion, hardware, firmware, mining pools and side chains that use the bitcoin blockchain. We will also seek to be involved in the development of projects and technologies for generating electricity from renewable energy sources as well as methane gas capture to power bitcoin mining projects.

Securities Exchange Commission
May 3, 2023

Risk Factors, page 12

2.	Please revise to also address any material risk or impact that the current crypto asset market disruption may have on the use and valuation of your mining rigs. In this regard, we note the decrease in the cost of bitcoin mining rigs that was driven by the drop in bitcoin prices during the fourth quarter ended December 31, 2022 resulted in significant impairment of your mining rigs and the deposits with bitcoin mining equipment manufacturers. Also address the risk that bitcoin mining rigs would have to be shut down for lack of profitability once the price of bitcoin declines below a certain amount.

Response: In response to this comment, we will add in the following new risk factor in the 10-K/A:

Further significant disruptions in the crypto asset markets, such as those experienced in the second half of 2022, may cause further material impairment of the value and use of our mining rigs.

During the fourth quarter of 2022, the per coin price of bitcoin reached a low of approximately $15,500 from a high of high of almost $21,500 earlier in the quarter. This decrease in the price of bitcoin combined with the general market sentiment caused in large part by the FTX collapse and various bitcoin company related bankruptcies and restructurings led to a material decline in the fair value of our mining rigs and deposits for future mining rig purchases. As a result, we recorded an impairment charge of $332,933 thousand on these assets during that period, although operations were unaffected and continued throughout. Furthermore, future decreases in the value of bitcoin could cause us to record additional impairments in the value of these and future mining rig assets.

Securities Exchange Commission
May 3, 2023

In addition, if bitcoin prices dropped to levels below that experienced in 2022 and held at those levels for a significant period of time, it could impact our profitability to the point that we would have to consider whether there would be less diminution of value if we were to leave certain of our miners to idle until the price of bitcoin recovered.

Theoretically, there is a minimum bitcoin price that is so low that Marathon would want to turn off its miners. However, this is a complex projection involving multiple ever-changing, dynamic variables. Marathon has multiple mining sites and hosting partners, all with different hosting prices, electricity prices, and contract structures. These costs, some fixed and some variable, would need to be compared to the current revenue being produced by the miners.

We may have further restrictions on our liquidity due to unique risks which we could face in 2023, page 24

3.	We note your response to prior comment 23 regarding various risks due to disruptions in the crypto asset markets. Please address the termination of your term loan and line of credit with the now closed Silvergate Bank, which was your primary lender. Clarify here and in your MD&A section how the lack of access to up to $200 million of bank loans and credit will impact your operations and liquidity. For example, clarify whether the lack of a lender and current market conditions will make it difficult to meet your funding obligations for the Abu Dhabi joint venture or the buildout of your mining operations in 2023. Further, clarify whether you may have difficulty finding another lender that will offer you similar or favorable terms given the current volatile environment in the crypto asset markets.

Response: We will add the following disclosure in the 10-K/A:

The termination of the $200 million in loan facilities with Silvergate Bank did not have a material impact on our operations or forecasts with regard to liquidity. The loans were fully collateralized by our holdings of bitcoin and as such, we were only permitted to borrow up to a percentage (65%) of the value of the bitcoin held as collateral. Specific percentages and conditions are set forth in our Management’s Discussion and Analysis in disclosure regarding Bitcoin held as collateral for loans (“Digital assets, restricted”).

Securities Exchange Commission
May 3, 2023

In response to the disruptions in the crypto markets and rising interest rates during the fourth quarter of 2022, we decided to move away from leverage and instead chose to rely on increased levels of cash and higher balances of unrestricted bitcoin holdings, which we are now selling periodically (starting in January 2023) as a means of generating cash for operations. By selling bitcoin outright, we can realize 100% of the then value of the bitcoin when addressing liquidity needs (refer to the Liquidity outlook disclosure in MD&A on page 49 for further disclosure regarding our liquidity analysis).

It is important to note that in measuring our prospective liquidity forecasts, we did not include loan availability given the loans were collateralized. In addition, we believe that with the consistently higher bitcoin mining levels which we have achieved, selling bitcoin is a more conservative and sustainable methodology for providing liquidity given current market conditions and interest rates.

We believe that with the increased cash, access to our ATM Facility, as needed, and bitcoin holdings and with periodic access to capital markets, we have sufficient liquidity to fund operations and growth initiatives, including our investment in the UAE joint venture.

4.	We note that your cash is primarily held at Signature Bridge Bank, NA, as overseen by the FDIC, since Signature Bank, NA, was closed by New York State banking regulators. Please address the risk to your cash, acknowledging that your deposits are only insured up to $250,000 at the bank, however, the federal government will provide you access to your funds but are not required to do so under current banking laws or in the future. Address how you will mitigate such risks in the future for bank failure of any institution where you will hold a material amount of cash assets.

Response: We did not experience a risk or damage as a result of the recent bank closures, and will address as follows in our 10-K/A:

In response to the closure of Signature Bank, we have moved all of our cash to other FDIC insured institutions and did not suffer any loss of funds whatsoever from this event. In order to help mitigate and avoid concentration risk with a single bank, we have diversified our cash holdings and now maintain cash management relationsips at four commercial banking institutions. In addition, as a result of the current elevated risk of possible insolvency of banks, we have implemented a policy of purchasing short-term US treasury bills as an additional means of risk mitigation for periods when our cash balances are higher than our near-term anticipated and planned operating cash flow needs.

Securities Exchange Commission
May 3, 2023

Management’s Discussion and Analysis of Financial Condition and Results of Operations Critical Accounting Policies and Estimates Digital assets, page 36

5.	Please explain how you determined that the price of digital assets used for purposes of assessing impairment is a Level 2 input under ASC 820. Refer to ASC 820-10-35-37 through 35-54A. Also explain how the use of “multiple observable inputs (exchanges) that provide slightly differing benchmarks of digital asset value” is consistent with the guidance in ASC 820-10-35-5.

Response: The data the Company utilized in assessing impairment for the years ended December 31, 2021, December 31, 2022, and all interim periods within, was sourced from CoinMarketCap as reported by Yahoo Finance. The prices quoted on CoinMarketCap are not based on any single exchange but are based on volume weighted average of several exchanges including Coinbase. As a result, CoinMarketCap is not a market and is not considered to be the principal market for Company’s bitcoin but uses inputs that include quoted prices from Coinbase and other exchanges, the CoinMarketCap price used by the Company in its assessment of impairment as reported in the 10-K is considered to be a Level 2 input.

The Company acknowledges the Staff’s comment and that ASC 820-10-35-5 and 35-5A assume that the fair value measurement ordinarily assumes transactions of the asset in its principal market and that absent evidence to the contrary, the market on which an entity normally transacts for the relevant asset is presumed to be the principal market. The Company transacts in bitcoin through a broker (NYDIG), which is in itself not a market. Therefore, the Company has no transactional market for bitcoin and determined that Coinbase is its principal market as it provides the most reliable and greatest volume and level of activity for bitcoin for which the Company can access at each of the impacted measurement dates. Management has determined that Coinbase was its principal market for the years ended December 31, 2021, December 31, 2022, and all interim periods within. The Company further notes that volume and activity data for bitcoin is reasonably available from Coinbase, and that ASC 820-10-35-36B states in part “in all cases, if there is a quoted price in an active market (that is a Level 1 input) for the asset or a liability, a reporting entity should use that quoted price without adjustment when measuring fair value, except as specified in paragraph 820-10-35-41-C.” The Company therefore determined that its use of CoinMarketCap pricing data was not in compliance with GAAP for the years ended December 31, 2021, December 31, 2022, and the interim periods within.

Securities Exchange Commission
May 3, 2023

The Company notes that the CoinMarketCap and Coinbase daily closing prices are on average 99.97% similar, and intraday low prices are on average 99.65% similar. The Company evaluated the impact resulting from its use of a Level 2 input and determined that the misstatement is both quantitatively and qualitatively immaterial to the Company’s financial statements as of and for the years ended December 31, 2021 and December 31, 2022 as well as for each interim periods within. The cumulative difference is immaterial and will be corrected as an out-of-period adjustment in the financial statements for the quarterly period ended March 31, 2023 (along with transparent disclosure as to the nature and effect of the adjustment) as the effect is immaterial to the projected 2023 full year income statement. Management further notes that the misstatement does not mask any changes in earnings or trends, does not change income to a loss, and is not expected to result in any negative market reaction. As such, the misstatement is not considered to be qualitatively material to reasonable users of the Company’s financial statements.

The Company will disclose the movement of bitcoin pricing from a Level 2 to a Level 1 input in accordance with disclosure requirements in Topic 820. Management also confirms that as of January 1, 2023 it utilizes Coinbase pricing in its determination of impairment of its bitcoin. As Coinbase is the Company’s principal market, observable pricing from Coinbase is therefore a Level 1 input and will be disclosed as such.

Additionally, we will revise our disclosure in the 10-K/A to remove “multiple observable inputs” and state the following instead “as these were based on observable quoted prices in the Company’s principal market for identical assets.”

6.	Please tell us why your policy indicates that any realized gains or losses from sales of digital assets are included in other income (expense). In this regard, we note the classification of realized and unrealized gains (losses) on digital assets loan receivable and digital assets within operating loss on your statements of other comprehensive income (loss). Also refer to your response to comment 1 in your letter dated August 1, 2022 indicating you would present realized gain on the sale of digital currencies as a component of income or loss from operations.

Response: We advise the Staff that realized gains (losses) from sales of digital assets are included in operating expenses, which is part of our operating income (loss) subtotal. We will revise our MD&A critical accounting policy discussion in the 10-K/A to correct the disclosure language.

Securities Exchange Commission
May 3, 2023

Revenues from contracts with customers, page 37

7.	Please clarify your performance obligation in contracts with mining pool operators as a participant. You indicate that computing power is the only performance obligation, but also indicate that providing computing power to solve a block is the primary output of your ordinary activities.

Response: As stated on page 72 in NOTE 3 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, providing computing power is the only performance obligation of the Company when it is a participant in mining pools operated by others. On page 39, we state that “Providing computing power on rigs to solve complex cryptographic algorithms in support of blockchain mining (in a process known as “solving a block”) is the primary output of the Company’s ordinary activities.”

The purpose of this sentence is merely to describe for users of our financial statements how the computing power we provide to these mining pools is used by those pools; we do not believe it suggests a performance obligation other than as we have articulated it (i.e., the provision of computing power). We believe it is useful information to our financial statement users to understand not only what our performance obligation is but also the process to which we are contributing this computing power (blockchain mining). The reference to solving a block relates to our goal when we self-mine and is the goal of the third-party pool when we are a participant in a third-party pool; however, when we participate in a third-party pool, our only performance obligation is provision of computing power.

To clarify, we will add the following disclosure in the 10-K/A:

The Company utilizes computing power on rigs to solve complex cryptographic algorithms in support of the bitcoin blockchain in a process known as “solving a block”. This solving of a block is the primary output of the Company’s ordinary activities while conducting self-mining. However, when we participate in a third-party pool, the provision of providing our computing power to the pool is the only performance obligation in the Company’s contracts with mining pool operators. The transaction consideration the Company receives is non-cash (i.e., bitcoin) and entirely variable as it is unknown at each contract inception whether the Company will earn any consideration during the period, and if it does become entitled to consideration, how much consideration it will be entitled to.

Securities Exchange Commission
May 3, 2023

8.	We note your statement on page 39 that “There is currently no definitive guidance under GAAP or alternative accounting framework for the accounting for digital assets recognized as revenue or held,” and your disclosure on page 29 that “no official guidance has yet been provided by the Financial Accounting Standards Board.” Please help us understand the basis for these statements and consider the need to revise or remove this disclosure.

Response: Our intent was solely to communicate that there is not currently any explicit GAAP that refers to crypto or other digital assets. However, we acknowledge the Staff’s comment and its underlying intent and will revise our disclosure in the 10-K/A to remove the last two sentences under the Participant section on page 39 to address the comment.

Property and Equipment, page 39

9.	You indicate that the impairment tests for items of property and equipment other than mining rigs are performed annually and the recoverable amounts in property equipment are determined based on the higher of value-in-use or fair value less costs to sell. Tell us how your accounting policy complies with ASC 360-10-35-17 and 35-21.

Response: We will revise the disclosure in the 10-K/A, revising the listing of critical accounting policies that appears on page 35 to consolidate the “Property and Equipment” and “Impairment of long-lived assets” into a single caption entitled “Long-lived assets” and replacing the disclosure under “Property and Equipment” and “Impairment of long-lived assets” that appears on pages 39 and 40 with the following:

Long-lived assets

The Company has long-lived assets that consist primarily of property and equipment stated at cost, net of accumulated depreciation and impairment, as applicable. The depreciation charge is calculated on a straight-line basis and depends on the estimated useful lives of each type of asset and, in certain circumstances, estimates of fair values and residual values. The Company’s property and equipment is composed of bitcoin miners which are largely homogeneous and have approximately the same useful lives. Accordingly, the Company utilizes the group method of depreciation for its bitcoin miners. The Company updates the estimated useful lives of its asset group of bitcoin mining rigs periodically as information on the operations of the mining rigs indicates changes are required. The Company assesses and adjusts the estimated useful lives of its mining rigs when there are indicators that the productivity of the mining assets are higher or lower than the assigned estimated useful lives.

Management reviews the Company’s long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset (asset group) may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of their carrying amount to the undiscounted future cash flows expected to be generated thereby. If such assets are not recoverable based on that test, impairment is recorded in the amount by which the carrying amount of the assets exceeds their fair value as determined in accordance with ASC 820.

Securities Exchange Commission
May 3, 2023

Results of Operations, page 42

10.	We note that you disclose your bitcoin production during the period in the supplemental information provided in the charts on pages 42 and 45. Tell us what consideration you gave to also discussing and analyzing additional metrics that are key performance indicators, such as the average BTC produced per day, operational/energized hash rate, and installed hash rate, as disclosed in your monthly press releases announcing updates to your bitcoin production and mining operation. Refer to Item 303(a) of Regulation S-K and SEC Release No. 33-10751.

Response: The focus of our MD&A discussion around revenues, cost of revenues and margin is on the actual production results achieved during the period being discussed. We consider the discussion on these areas and the table (as shown on page 43) to be critical components of our MD&A. This disclosure provides the investor with specific information on the drivers of our revenues, cost of revenues and total margin by isolating:

●	the impact of changes in actual BTC prices (for revenues),
●	changes in production activity levels (for both revenues and cost of revenues),
●	changes in the underlying costs of production (in the case of cost of revenues, energy, hosting and other), and
●	changes due to depreciation (in the case of costs of revenues – depreciation and amortization).

Notwithstanding the foregoing, we have reviewed Section 303(a) and will track all disclosure in our monthly production updates into our MD&A. While we have not provided information related to operational or energized hash rate and installed hash rate in the MD&A section because these indicators are relatively new and as of a point in time (and not average for the periods discussed), we concur that these are useful metrics used by management that may provide investors updates on scaling of the operation as it relates to energization and operation of our sites. Therefore, we will provide the operational and energized hash rate metrics and average bitcoin production per day in our future filings.

11.	In your discussion of the change in cost of revenues, please explain how higher production costs of $30,134 thousand per bitcoin mined contributed to an increase in cost of revenues of only $45,226 thousand during the year ended December 31, 2022. In this regard, we note that bitcoin production increased by 947 BTC in 2022. Tell us if $30,134 thousand is actually the increase in production costs for the total bitcoin mined during the year, rather than the increase per bitcoin, and, if so, please revise.

Response: The phrase “of $30,134 thousand” was misplaced in error. The sentence should read in relevant part “ “higher production costs per bitcoin mined contributed to a $30,134 thousand increase in cost of revenues.” This is clarified in the table on page 43. We will revise our disclosure in the 10-K/A to address this issue.

Securities Exchange Commission
May 3, 2023

12.	Please revise to describe the underlying reasons for the material changes in stock-based compensation expense. Refer to Item 303(b) of Regulation S-K.

Response: We will revise the disclosure in the 10-K/A to add the following as the third sentence in the paragraph entitled “General and administrative expenses”:

“The significant decrease from 2021 to 2022 was primarily related to stock-based incentive compensation payments made to the former Chairman and CEO in 2021.”

Consolidated Statements of Other Comprehensive Income (Loss), page 55

13.	Please explain the nature of the items included in the line item of “realized and unrealized gains (losses) on digital assets loan receivable and digital assets” and how you differentiate unrealized losses included in this line item from impairment included in the line item of “Impairment of digital assets.” To the extent that this line item only includes changes in fair value related to digital assets loan receivable and realized gains and losses on digital assets, please consider revising the caption accordingly.

Response: We acknowledge this comment and will revise the caption in the 10-K/A to “Unrealized gains (losses) on digital assets loan receivable and realized gains on digital assets”. We confirm that all impairment on digital assets held is recorded in the line item “Impairment of digital assets”.

Securities Exchange Commission
May 3, 2023

Consolidated Statements of Cash Flows, page 57

14.	Please tell us why the collection of loaned bitcoin is the same amount as the issuance of loaned bitcoin in your supplemental schedule of non-cash investing and financing activities. In this regard, we note from your rollforward on page 66 that you recognized loaned digital assets of $13,324 in 2022.

Response: We acknowledge the Staff’s comment and will revise the amount that should have been recognized as “Collection of loan denominated in Bitcoin” to be $13,324 thousand in the 10-K/A to reflect the carrying value of the Bitcoin loan immediately prior to re-recognition and not the $27,784 thousand value of the Bitcoin at derecognition.

Notes to Consolidated Condensed Financial Statements

Note 2 - Restatement of Consolidated Financial Statements, page 58

15.	We note that you include the year ended December 31, 2022 in your tables depicting the impacts of the errors. Considering your assertion that the period ended December 31, 2022 was not subject to restatement, please tell us why your tables show the impact for that period. In addition, revise to disclose the impact of each of the errors on the six months ended June 30, 2022 and the nine months ended September 30, 2022.

Response: We acknowledge the Staff’s comment and will revise the tables in NOTE 2 - RESTATEMENT OF CONSOLIDATED FINANCIAL STATEMENTS to remove the December 31, 2022 period from the restatement tables as they were not subject to the restatement. We will also revise to reflect the changes showing the impact of each error on the six months ended June 30, 2022 and nine months ended September 30, 2022 for years ended December 31, 2022 and December 31, 2021 in the 10-K/A.

Accounting Policy Adjustments, page 61

16.	Please revise to refrain from referring to guidance issued by the SEC in December 2022. In this regard, the Staff believes its views regarding the accounting for loans of digital assets are in accordance with GAAP.

Response: We acknowledge the Staff’s comments and will accordingly revise the disclosures in the 10-K/A as follows by means of additional disclosures underlined and deleted disclosures ~~stricken~~ through:

NOTE 2 – RESTATEMENT OF CONSOLIDATED FINANCIAL STATEMENTS

The Company also recorded adjustments to the Consolidated Financial Statements to reflect our retrospective adoption of the digital asset lending policy reflected on page [TBD] ~~relating to the full retrospective adoption of crypto loan derecognition guidance issued by the SEC in December 2022~~, which includes considerations under ASU 2016-13, “Financial Instruments - Credit Losses (ASC 326) Measurement of Credit Losses on Financial Instruments”.

Securities Exchange Commission
May 3, 2023

Additionally, the Company will refrain from referring to guidance issued by the SEC in future filings relating to our digital asset lending policy.

Restated Consolidated Financial Statements, page 61

17.	Please revise to include the operating income (loss) amounts in your restated consolidated statements of other comprehensive income (loss) for the year ended December 31, 2021.

Response: We will revise the table in the 10-K/A to include the amounts which were dropped from the table.

Note 3 - Summary of Significant Accounting Policies Revenues from Contracts with Customers, page 69

18.	As we continue to evaluate your Operator accounting policy disclosure, please clarify when you recognize revenue. We note your disclosure that you measure the fair value of bitcoin earned using the daily quoted closing U.S. dollar spot rate, but you state that you recognize revenue at the point in time that a block is successfully mined. That is, your disclosure implies that you recognize revenue throughout the day when the block is solved, before it is measured at the end of the day.

Response: We acknowledge the Staff’s comment and clarify that we do not record revenue journal entries throughout each day. We record revenue for all blocks successfully mined as an Operator during a given day on that day, but not as each block is solved. We will clarify our disclosure in the 10-K/A and prospectively to state: “By successfully mining a block, the Company satisfies its lone performance obligation of providing transaction verification services and, thus, ~~recognizes~~ earns revenue at that point in time.”

We measure that revenue earned at that day’s daily quoted closing U.S. dollar spot rate of bitcoin (instead of the fair value of the bitcoin at contract inception) as a non-GAAP accounting convention. As previously indicated in our response to comment 5 in the letter received on February 22, 2023, this measurement accounting convention does not result in a material difference from measuring the revenue at contract inception in accordance with ASC 606-10-32-21.

Securities Exchange Commission
May 3, 2023

19.	We note your disclosure that you measure the fair value of bitcoin earned using the daily quoted closing U.S. dollar spot rate each day for reasons of operational practicality. As we continue to evaluate your Operator accounting policy disclosure, please further explain why it is appropriate to measure noncash consideration other than at contract inception in accordance with ASC 606-10-32-21. Tell us what consideration you gave to measuring noncash consideration at the point in time that the block is successfully solved.

Response: The Company clarifies for the Staff that, as an Operator, we recognize revenue as described in the preceding comment. The Company acknowledges that its measurement accounting convention described in the preceding comment is not in accordance with ASC 606-10-32-21. However, the Company has evaluated the impact of the difference between measuring mining revenue as an Operator at the fair value of bitcoin at contract inception versus recognizing revenue using the aforementioned accounting convention. The impact is quantitatively and qualitatively immaterial to the Company’s consolidated statements of operations for all periods presented as communicated in our response to comment 5 in the letter received on February 22, 2023.

20.	As we continue to evaluate your Participant accounting policy disclosure, please tell us and further revise your revenue recognition policy disclosure to ensure the following items are succinctly articulated, as previously requested in prior comment 5:

Response: The following responses correspond to each point in the foregoing comment from the Staff. The responses below should be reviewed in conjunction with the revenue recognition policy, which we will revise in the 10-K/A and prospectively in all future periodic filings.

●	Explain the payment terms of your contracts, including how the amount of compensation paid to you by third-party pool operators is determined;

Response: The Company will revise the disclosure in the 10-K/A and prospectively augment its disclosure to expressly state:

“The consideration to which the Company is entitled to is a fractional share of the block reward and transaction fees; the amount of which is based on the proportion of the Company’s contributed hash rate to the total computing power contributed by all mining pool participants in solving the current algorithm as calculated and determined by the pool operator, usually through usage of a mining software, net of any pool fees due to the pool operator. The Company receives the consideration in aggregate typically within 24 hours of winning the block, and any disputes to the consideration to which the Company is entitled can be made by notifying and resolving the issues with the pool operators. However, there has not been any subsequent adjustments to the fees received, therefore the Company concludes that it is probable that a significant reversal of revenue recognized will not occur upon settlement.”

Securities Exchange Commission
May 3, 2023

●	Clearly disclose what you believe is the duration and inception of your contracts. In this regard, you disclose that your contracts are “period-to-period” contracts and a new contract is determined to exist “each period” that neither party terminates the arrangement. Revise to define what you consider to be the “period.” We note from your response to comment 20 in your letter dated December 2, 2022 and your response to prior comment 6 in your letter dated March 10, 2023 that such period reflects a distinct increment of time of a minute. However, you also indicate in response (d) to prior comment 6 in your letter dated March 10, 2023 that contract inception is upon successful placement of a block on the bitcoin blockchain;

Response: The Company considers each time increment that it provides computing power to the pool operator to be distinct from all other such time increments. Because of the Company’s non-cash consideration measurement accounting convention (see comment 18), the Company does not believe it needs to define these time increments as anything less than a day, and therefore has not undertaken a process to do so; defining these distinct periods precisely as each second, minute or hour would not have any effect on the Company’s revenue recognition. We believe the following underlined text addition will adequately clarify the disclosure to ensure users of our financial statements appropriately understand the very short-term nature of these periods:

The Company considers the third-party mining pool operators its customer under Topic 606. These contracts are period-to-period contracts because they are terminable at any time by either party without compensation. A new contract is determined to exist each period (i.e., second, minute, hour) that neither the Company, nor the pool operator, terminates the arrangement.

●	Indicate when you believe that you satisfy your performance obligation; and

Response: The Company satisfies its performance obligation to provide computing power to the pool operator over time as described in ASC 606-10-25-27(a) as the pool operator simultaneously consumes and receives benefits from the Company’s provision of computing power, which it uses continuously as an input to the pool’s efforts to solve a block.

Securities Exchange Commission
May 3, 2023

●	Clarify your disclosure of why you believe variable consideration is no longer constrained upon settlement, consistent with the guidance in ASC 606-10-32-11 and 32-12. That is, you indicate this is the point that the “variability is resolved” and there is no longer the “reasonable possibility” of significant reversal of revenue and, before settlement, the estimation of variable consideration “carries the risk of” a significant revenue reversal. In this regard, variable consideration should be constrained to the extent that it is probable that a significant reversal of revenue will occur when the uncertainty related to the variable consideration is subsequently resolved.

Response: While the Company knows the general formula used by the pool operator to calculate the fractional share to which pool participants are entitled, it has no visibility into the key inputs to that formula, including the total amount of computing power (hashrate) provided by the pool at any given time and the Company’s percentage share relative to others within the pool. Therefore, the Company does not have the ability to reliably estimate the non-cash consideration to which it is entitled for the provision of its computing power to the pool until such consideration is remitted to the Company.

The Company will revise the disclosures in the 10-K/A to clarify that it does not have visibility into the inputs that determine the fractional block reward and transaction fees share to which it is entitled for contributing computing power when the pool solves a block. Specifically, the Company does not know its contributed computing power relative to the pool’s total computing power; therefore, it only knows the amount of non-cash consideration to which it is entitled upon settlement of the Company’s earned fractional share into its digital wallet. Because of this and the fact that the Company’s fractional share varies from block to block, it is not probable that a significant reversal of revenue will not occur until the uncertainty related to the Bitcoin to which the Company is entitled ultimately resolves at settlement. At settlement, the total block reward and transaction fees consideration earned by the pool operator are allocated and distributed (with no provision for, or risk of, clawback) by the pool operator to each participant based on each participant’s contribution of computing power. Consequently, at that point in time, the risk of significant revenue reversal abates such that consideration should be added to the transaction price (and revenue recognized accordingly).

Securities Exchange Commission
May 3, 2023

21.	We note your supplemental response to prior comment 6 in your letter dated March 10, 2023 regarding the quantitative impact of your accounting convention as a Participant. As we continue to evaluate your accounting policy, please also provide us with your sensitivity analysis of the impact of the difference between recognizing revenue at fair value of bitcoin at contract inception versus recognizing and measuring revenue at the daily closing U.S. dollar spot rate of bitcoin on the date of receipt of the block rewards and transaction fees for the quarterly and annual periods in the year ended December 31, 2021.

Response: The Company has evaluated the quantitative impact of the difference between recognizing revenue at fair value of bitcoin at contract inception versus recognizing revenue at the daily closing U.S. dollar spot rate of bitcoin on the date of receipt (settlement) of the block rewards and transaction fees to which the Company is entitled for its contribution to a third-party mining pool. The impact is quantitatively immaterial to the Company’s consolidated statements of operations for all quarterly and annual periods in the year ended December 31, 2021 as follows (in thousands):

Three months ended March 31:		Sensitivity analysis			Variance $			Variance %
	3rd pty pool rev	low	Avg	high	low	avg	high	low	avg	high
24-hour sensitivity	$9,124	$8,706	$9,038	$9,370	$418	$86	$(246)	4.6%	0.9%	-2.7%
48-hour sensitivity	9,124	8,655	8,981	9,306	469	143	(182)	5.1%	1.6%	-2.0%
72-hour sensitivity	9,124	8,596	8,919	9,242	528	205	(118)	5.8%	2.2%	-1.3%

Three months ended June 30:
	3rd pty pool rev	low	avg	high	low	avg	high	low	avg	high
24-hour sensitivity	11,072	10,841	11,151	11,461	231	(79)	(389)	2.1%	-0.7%	-3.5%
48-hour sensitivity	11,072	10,800	11,107	11,414	272	(35)	(342)	2.5%	-0.3%	-3.1%
72-hour sensitivity	11,072	10,851	11,136	11,421	221	(64)	(349)	2.0%	-0.6%	-3.2%

Three months ended September 30:
	3rd pty pool rev	low	avg	high	low	avg	high	low	avg	high
24-hour sensitivity	378	373	381	390	5	(3)	(12)	1.3%	-0.8%	-3.2%
48-hour sensitivity	378	373	381	389	5	(3)	(11)	1.3%	-0.8%	-2.9%
72-hour sensitivity	378	376	385	393	2	(7)	(15)	0.5%	-1.9%	-4.0%

Year ended December 31:
	3rd pty pool rev	low	avg	high	low	avg	high	low	avg	high
24-hour sensitivity	20,574	19,920	20,570	21,221	654	4	(647)	3.2%	0.0%	-3.1%
48-hour sensitivity	20,574	19,828	20,469	21,109	746	105	(535)	3.6%	0.5%	-2.6%
72-hour sensitivity	20,574	19,823	20,440	21,056	751	134	(482)	3.7%	0.7%	-2.3%

Securities Exchange Commission
May 3, 2023

22.	As we continue to evaluate your revenue recognition policy as a Participant, please clarify the basis for measuring noncash consideration using the daily closing U.S. dollar spot rate of bitcoin on the date of settlement. Although, as indicated in response to prior comment 6 in your letter dated March 10, 2023, you do not have visibility into the exact moment of contract inception, tell us what consideration you gave to measuring noncash consideration at the point in time that the third-party mining pool is successful in the placement of a block on the bitcoin blockchain. Tell us how much transaction fees and your proportional contribution of computing power to the pool actually vary from block to block during a single 24-hour period.

Response: The Company typically receives its settlement within 24 hours of the pool winning a block. If a block is won over a holiday or a weekend, the settlement could take up to 72 hours after winning a block. Because the Company does not have visibility into exactly when a block was won, it does not know when the related contract (i.e., the period during which the Company provided computing power that resulted in solving the block) inception occurred. Therefore, the Company performed an analysis to compare the price at which it measured its non-cash bitcoin revenue (i.e., using the daily closing U.S. dollar spot rate of bitcoin on the settlement date) to the daily low, high, and average U.S. dollar spot rates of bitcoin for the 24 hours, 48 hours, and 72 hours preceding settlement. While the likelihood of settlement occurring 72 hours from contract inception is low, the Company used all three periods (and the “high” and “low” scenarios) to quantify the theoretical “worst-case scenario” for all affected transactions. The difference between measuring entitled revenue according to the Company’s accounting convention as compared to the high and low bitcoin prices over the preceding 24 hours, 48 hours and 72 hours is quantitatively immaterial to the Company’s consolidated statements of operations for all periods presented and therefore the Company has concluded that any difference between recognition of revenue at settlement (measured according to the Company’s accounting convention) versus the revenue that would have been recognized and measured at contract inception (if that point in time was known) would also be immaterial. We direct the Staff to our response to comment 21 and our response to the Staff’s comment 6 in the letter dated February 22, 2023 for the sensitivity analyses performed by the Company. Because our accounting convention results in only an immaterial difference, no further consideration was given to applying GAAP precisely in this regard in lieu of our convention.

With respect to the variability of transaction fees earned for each block and the Company’s proportional contribution of computing power:

●	The Company does not have visibility to the transaction fees earned from some of the third-party mining pools in which it participates. The Company receives the consideration to which it is entitled (block reward and transaction fees) in aggregate. While the Company can estimate the split between block rewards and transaction fees based on global transaction price averages, it is not possible to identify how much of these fees are earned for each block at the contract inception since the Company does not have visibility on the exact computing power contributed for each block. Therefore, the Company is unable to identify its proportional contribution of computing power to the pool by block.

Securities Exchange Commission
May 3, 2023

23.	In response to comment 20 in your letter dated December 2, 2022, you state, “ASC 606- 10-32-21 requires noncash consideration to be measured at fair value at contract inception which is at each minute...” However, you state in your response to prior comment 6 in your letter dated March 10, 2023, “as a participant in a third party pool, the company has no visibility into the exact time of contract inception and it is therefore impossible to fair value the revenue recognition at the contact inception.” You also indicate that the amount of remuneration to which you are entitled is not known at the time a block is won as the transaction fees per block, and the proportion of the Company’s contributed computing power to the pool (which have significant effect on the fractional share of the block reward and transaction fees to which the Company is entitled) are both unknown until settlement into the Company’s wallet. Tell us what impact, if any, your inability to measure noncash consideration in accordance with GAAP has on your assessment of controls and procedures.

Response: The Company reviewed the currently available SOC 1 on some of the third-party pool operators including controls around completeness and accuracy of reward data per customer. While the Company has comfort over the third-party Operator controls over the number of bitcoin to which the Company is entitled, there are no controls that allow the Company to identify the exact point in time when the block is won. This is a pervasive condition across the industry and no participants in third party pools have the visibility into the exact time a block is won (and therefore, to which contract period an earned fractional share relates) or the number of blocks won on a real-time basis. Meanwhile, the Company has adequate procedures in place to be able to ensure its measurement accounting convention results in only immaterial differences from a precise application of ASC 606-10-32-21 (as presented in comments 21 and 22 above) such that this convention and the operational reasons underlying it also do not suggest a controls or procedures deficiency.

Note 13 - Leases, page 86

24.	In response to prior comment 15, you indicate that the use of the racks at the Garden City, TX facility represents an embedded lease within the agreement at December 31, 2022. Please confirm that these embedded leases are included in your leases disclosures.

Response: The Garden City, TX lease was determined to be a short-term lease with a noncancellable lease term of 30 days. We were not reasonably certain to not terminate the lease as of December 31, 2022 under the facts and circumstances. Upon the occurrence of certain events, such as the energization of the facility, we will reassess the likelihood of termination and adjust the lease term accordingly in compliance with ASC 842-10-35-1a. Since the initial term of the lease is less than one month it has been excluded from our calculation of short-term lease cost in our footnotes in accordance with ASC 842-20-50-4c. As such, this lease is not included in our lease disclosures.

Securities Exchange Commission
May 3, 2023

Note 14 – Legal Proceedings Ho Matter, page 87

25.	You indicate that the Court noted that a jury is more likely to accept $150,000,000 as an appropriate damages amount if liability is found. Please explain why you disclose on page 31 that the Court would more likely accept $150,000.

Response: This was a typographical error resulting from our moving to a convention of thousands in our 2022 10-K. The previous disclosure of $150,000 was changed to “$150,000 thousand” instead of “$150 thousand.” We will revise disclosure of this matter in the 10-K/A.

Note 16 - Quarterly Financial Data (Unaudited)

Unaudited Consolidated Interim Statements of Other Comprehensive Income (Loss), page 94

26.	Please revise to ensure your financial statements labeled “as reported” are consistent with those as reported in your periodic reports. Consider also including the statements of other comprehensive income (loss) as reported initially in your periodic reports filed in 2021, as well as the statements of other comprehensive income (loss) as restated in your periodic reports filed in 2022, along with the restatement adjustments as reflected in those periodic reports filed in 2022.

Response: We acknowledge the Staff’s comment and agree that the “as reported” financial statements differ from the initial periodic filings in 2021 due to immaterial reclassifications. We will revise the schedules as requested in the 10-K/A.

Controls and Procedures

Management’s Report on Internal Control over Financial Reporting, page 104

27.	Please revise to provide a statement as to whether or not internal control over financial reporting is effective. Refer to Item 308(a)(3) of Regulation S-K. In addition, your definition of internal control over financial reporting is narrower than defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act. Confirm that your assessment was based on the full definition of internal controls over financial reporting, and revise your disclosure, accordingly.

Response: We confirm that our assessment was based on the full definition of internal controls over financial reporting and will revise item 9a in the 10-K/A. Our proposed disclosure is outlined in response to comment 28 below.

Securities Exchange Commission
May 3, 2023

28.	You indicate that you identified a weakness in internal control over financial reporting related to the application and interpretation of GAAP. Please revise to indicate whether this weakness was a material weakness. In addition, tell us what consideration you gave to whether more than one material weakness existed related to your restatements.

Response: The missing word “material” in the first sentence is noted and was a typographical error. We did consider and discuss the material weakness related to the application of GAAP both internally and with our Auditors and concluded that it was a material weakness that resulted in accounting errors in four areas. We will revise the item 9A disclosure in the 10-K/A filing to address both comments 27 and 28 as follows:

ITEM 9A. CONTROLS AND PROCEDURES

Management’s Conclusions Regarding Effectiveness of Disclosure Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and our Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of the end of the period covered by this Annual Report to ensure that the information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and that information required to be disclosed in the reports we file or submit under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosures. Based on this evaluation, our management concluded that our disclosure controls and procedures were not effective at the reasonable assurance level as of December 31, 2022.

As further discussed below under “Management’s Report on Internal Control Over Financial Reporting, management has identified certain material weaknesses, as set forth below. We have developed a remediation plan for the weaknesses, which is described below under “Remediation.” As a result of such material weaknesses, the report of our independent registered public accounting firm for the fiscal year ended December 31, 2022, Marcum LLP, regarding its audit of our internal control over financial reporting as of December 31, 2022, which is included below under the heading “Report of Independent Registered Public Accounting Firm on Internal Control over Financial Reporting”, expresses an adverse opinion on our internal control over financial reporting as of December 31, 2022.

Management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives and management necessarily applies its judgment in evaluating the cost benefit relationship of possible controls and procedures.

Securities Exchange Commission
May 3, 2023

Management’s Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of annual or interim consolidated financial statements will not be prevented or detected on a timely basis.

Management utilized the criteria established in the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) to assess the effectiveness of our internal control over financial reporting as of December 31, 2022. Based on that assessment and the material weaknesses described below, our management has concluded that the Company’s internal control over financial reporting was not effective as of December 31, 2022.

Material Weaknesses in Internal Control and Plan for Remediation

Based on its evaluation, management identified material weaknesses in internal control over financial reporting. These material weaknesses included:

●	a material weakness related to the application and interpretation of generally accepted accounting principles (“GAAP”) that resulted in errors in four specific accounting areas, including consolidation, impairment of digital assets, disposal of property and equipment and principal versus agent considerations in revenue recognition.

●	a material weakness related to the design and implementation of user access controls to ensure appropriate segregation of duties, or program change management controls for certain financially relevant systems impacting the Company’s processes around revenue recognition and digital assets to ensure that IT program and data changes affecting the Company’s (i) financial IT applications, (ii) digital currency mining equipment, and (iii) underlying accounting records, are identified, tested, authorized and implemented appropriately to validate that data produced by its relevant IT system(s) were complete and accurate. Automated process-level controls and manual controls that are dependent upon the information derived from such financially relevant systems were also determined to be ineffective as a result of such deficiency.

●	a material weakness related to the ineffective design of a key manual control to detect material misstatements in revenue.

Securities Exchange Commission
May 3, 2023

These material weaknesses create a reasonable possibility that a material misstatement to our consolidated financial statements or disclosures would not be prevented or detected on a timely basis. The material weakness related to the application and interpretation of GAAP, as described above, resulted in a material misstatement to the Company’s previously issued Consolidated Financial Statements. The material weaknesses associated with the design and implementation of user access controls and the manual control over revenue recognition did not result in a material misstatement to the Company’s previously issued Consolidated Financial Statements, nor in the Consolidated Financial Statements included in this Annual Report on Form 10-K.

Remediation

Our Board of Directors and management take internal control over financial reporting and the integrity of our financial statements seriously. Management continues to work to improve its controls related to the material weaknesses described above. Management will continue to implement measures to remediate the material weaknesses, such that these controls are designed, implemented, and operating effectively. In order to achieve the timely implementation of the above, Management has commenced the following actions and will continue to assess additional opportunities for remediation on an ongoing basis:

●	Continue the process we started during 2022 of adding to our internal resources to enhance our capabilities in the areas of technical accounting, financial reporting, and internal controls, including a full time person dedicated to internal controls

●	Continue the process started during 2022 of utilizing external third-party technical accounting resources to supplement our ability to interpret and apply GAAP as we continue to build our internal capabilities in these areas

●	Continue to utilize external third-party audit and SOX 404 implementation firms to enable the Company to improve the Company’s controls related to our material weaknesses.

●	Continue to evaluate existing processes and implement new processes and controls where necessary in connection with remediating our material weaknesses, such that these controls are designed, implemented, and operating effectively

We recognize that the material weaknesses in our internal control over financial reporting will not be considered remediated until the remediated controls operate for a sufficient period of time and can be tested and concluded by management to be designed and operating effectively. Because our remediation efforts are ongoing, we cannot provide any assurance that these remediation efforts will be successful or that our internal control over financial reporting will be effective as a result of these efforts.

We continue to evaluate and work to improve our internal control over financial reporting related to the identified material weaknesses, and management may determine to take additional measures to address control deficiencies or determine to modify the remediation plan described above. In addition, we will report the progress and status of the above remediation efforts to the Audit Committee on a periodic basis.

Change in Internal Control Over Financial Reporting

Other than what is disclosed above, there were no changes in the Company’s internal control over financial reporting during the quarter ended December 31, 2022.”

Securities Exchange Commission
May 3, 2023

Exhibits, page 108

29.	You indicate in response to prior comment 7 that you entered in a Digital Asset Custodial Agreement with NYDIG in July 2021. Tell us what consideration you gave to filing the agreement as an exhibit. Refer to Item 601(b)(10) of Regulation S-K.

Response: We will add this agreement as an Exhibit 10-K/A.

In connection with responding to the Staff’s comments, the Company acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in its filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope you find that these responses adequately address the Staff’s questions, but please contact the undersigned at fred@mara.com and Jolie Kahn, Esq., at joliekahnlaw@sbcglobal.net, if you have any further questions or would like to discuss our responses.

Sincerely,
/s/ Fred Thiel
Fred Thiel
Chief Executive Officer

Cc:	Jolie Kahn, Esq.